[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 29, 2012

VIA EDGAR CORRESPONDENCE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Ancestry.com Inc.

  Amendment 1 to Preliminary Proxy Statement on Schedule 14A

  File No. 001-34518

  Filed November 23, 2012

Dear Mr. Panos:

On behalf of our client, Ancestry.com Inc. (“Ancestry.com” or the “Company”), please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ancestry.com of November 28, 2012 regarding the above-referenced Amendment 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. Capitalized terms used but not defined herein have the meanings specified in the Proxy Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of the Amended Proxy Statement.

Special Factors

Reasons for the Merger, page 26

1.

We note the response to prior comment 5. The company continues to state in this section that the Rule 13e-3 transaction is “fair, advisable and in the best interests of the Company” and on page 30 that the transaction is “fair to and in the best interests of the Company and its stockholders.” Revise to state the company’s opinion as to whether the transaction is fair or unfair to Ancestry’s unaffiliated

Nicholas P. Panos

Securities and Exchange Commission

November 29, 2012

security holders. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see the cover letter and pp. 26, 27 and 31 of the Amended Proxy Statement.

Illustrative Discounted Cash Flow Analysis, page 33

Given that the summary of Qatalyst’s opinion must include Qatalyst’s bases for and methods of arriving at its opinion, please disclose the substance of your response to prior comment 12 in this section. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 33 of the Amended Proxy Statement.

Certain Effects of the Merger, page 43

We note the use of the term “Sponsor” in this section although the term is not defined until page 72. Please define the term where it first appears in the proxy statement.

Response: The Company has revised the disclosure as requested. Please see page 44 of the Amended Proxy Statement.

*        *        *

The Company, on behalf of itself and the other filing persons, confirms that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 403-1269 with any questions or further comments you may have regarding the filings referenced herein or if you wish to discuss the above response.

Nicholas P. Panos

Securities and Exchange Commission

November 29, 2012

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	William C. Stern

Ancestry.com Inc.

360 West 4800 North

Provo, Utah 84604

Facsimile: (801) 705-7000

Robert Schwenkel, Esq.

Fried, Frank, Harris, Shriver & Jacobson, LLP

One New York Plaza

New York, New York 10004

Facsimile: (212) 859-4000

Jeffrey Symons, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Facsimile: (212) 446-6460